July 3, 2024

    REVISED

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Cybin Inc. (the "Issuer")
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual and Special Meeting
Meeting Date:	August 27, 2024
Record Date for Notice of Meeting:	July 15, 2024
Record Date for Voting (if applicable):	July 15, 2024
Beneficial Ownership Determination Date:	July 15, 2024
Class of Securities Entitled to Vote:	Common Shares
Restricted 4 Month Hold
ISIN:	CA23256X1006
CA23256X3085
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations, we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for Cybin Inc.